

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 13, 2008

via U.S. mail and facsimile to (419) 730-6068

Mr. Dean E. Sukowatey, President and Acting Chief Financial Officer
ALL Fuels & Energy Company
6165 N.W. 86th Street
Johnston, IA 50131

> **RE:** **ALL Fuels & Energy Company**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
>
> **File No. 0-29417**

Dear Mr. Sukowatey:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief